Exhibit 99.2

120 GERDAU
Shape the future

Management Report

GERDAU S.A.

2021

Dear Shareholders:

In 2021, Gerdau delivered its best results ever in its over-100-year history, reflecting its capacity to innovate and keep meeting all the needs of its markets by responding quickly with solutions customized to clients’ needs.

According to the World Steel Association (worldsteel), steel production came to 1.9 billion tonnes in 2021, up 3.7% from 2020. The highlight was the Americas, where Gerdau’s operations are located, which reported growth of over 15% in 2021 compared to 2020.

In this scenario, Gerdau produced 13.3 million tonnes of steel in 2021, up 9% from the previous year. Gerdau’s shipments reached 12.7 million tonnes, generating net sales of R$ 78.3 billion, 79% higher than in 2020. The Company’s intense focus on operating efficiency translated into its highest EBITDA ever, of R$ 23.2 billion in 2021.

Gerdau’s capacity to transform before the challenges faced by the world are based on its agility, digital transformation, client-centered decisions and always putting people safety first.

The strengths of its business model also proved critical over the course of 2021. Gerdau’s focus on the Americas, disciplined capital allocation, integration of production routes, competitive costs and CO2 emissions, development of higher value-added products and businesses adjacent to steel are other factors that helped us to deliver the results achieved in this historic year. More importantly, they will help us to keep building over the coming decades.

We believe that the scenario for 2022 remains positive for the construction sector in the Americas. Specifically in Brazil, the expectation is for infrastructure projects to intensify over the year. There are projects in basic sanitation, rail and energy, including for solar and wind power, which uses steel intensively in both generation and distribution. In the United States, the outlook is for strong economic growth in 2022 and for an infrastructure investment package that should accelerate construction activity over the coming years. For the automotive industry, the prospects are good for the light vehicle market due to the gradual recovery in semiconductor inventories.

Gerdau S.A. continues to invest in its operations and to develop projects that can create value, such as Gerdau Next, the new business arm that offers solutions in construction, sustainability, mobility, digital sales and others, that is absorbing opportunities in an ever more dynamic market.

And we cannot go without mentioning the ESG initiatives that Gerdau has been implementing to stay at the industry forefront and ensure for its employees, its communities and the entire ecosystem in which its production is engaged excellence in the execution of the best and most sustainable ESG practices and consequently create even more value for all its stakeholders. In fact, Gerdau has set targets for reducing its carbon emissions by 2031 and for becoming carbon neutral by 2050.

Profile

Gerdau is Brazil's largest producer of steel, a leading producer of long steel in the Americas and one of the world’s leading suppliers of special steel. In Brazil, it also produces iron ore for its own use and flat steel.

In January 2021, Gerdau completed 120 years of a history marked by strength, contribution to development and a legacy for a society in constant evolution. Guided by its purpose of empowering people who build the future, Gerdau has operations in ten countries and over 30,000 direct and indirect employees.

Gerdau is the largest recycling company in Latin America and uses scrap as an important input, with 73% of the steel it produces made from the material. Every year, Gerdau transforms 11 million tonnes of scrap into a variety of steel products. Gerdau’s shares are listed on the São Paulo (B3), New York (NYSE) and Madrid (Latibex) stock exchanges.

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Covid-19

To Gerdau, nothing is more important than people’s lives – Continuity of Main Measures

•	We follow all Covid-19 prevention protocols established by health authorities in the countries where we operate. For this, we maintain a series of measures to mitigate transmission risk in the workplace, such as working from home, active crisis committees, cancelling domestic and international travel, participating in external events, among others.

•	The nature of our business is complex and, to keep operating, most of our work cannot be performed remotely. Our focus is on protecting the health of our employees: We encourage them to take doses of the Covid-19 vaccine to reduce the risk of spreading the virus at our operations, since operational continuity is key to people’s jobs, to local communities and to the economies of the countries and regions where we operate. Employees who must go to Gerdau’s units follow the standard mandatory hygiene procedure. They also undergo clinical evaluations that include temperature measurement and completing an online questionnaire. In addition, we are maintaining our program + Cuidado, which offers virtual psychological support and other telemedicine channels.

•	We also work to maintain the hygiene of our units, make meal times more flexible, increase the availability of chartered transportation for employees and improve triage protocols at the entrance to our mills, among other measures.

•	Note that in the main countries where we operate, the steel sector is considered an essential activity, since it is a strategic input in the construction of hospitals, machinery, equipment and components for the health and security sectors. In all, we already have invested over R$ 40 million to combat Covid-19.

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GERDAU’S PERFORMANCE IN 2021

Operating Results

CONSOLIDATED	2021	2020	∆
Volumes (1,000 tonnes)
Production of crude steel	13,294	12,194	9%
Shipments of steel	12,722	11,461	11%
Results (R$ million)
Net Sales	78,345	43,815	79%
Cost of Goods Sold	(57,528)	(37,884)	52%
Gross profit	20,817	5,931	251%
Gross margin (%)	26.6%	13.5%	13.0	p.p
SG&A	(2,106)	(1,530)	38%
Selling expenses	(716)	(513)	40%
General and administrative expenses	(1,390)	(1,017)	37%
%SG&A/Net Sales	2.7%	3.5%	-0.8	p.p
Adjusted EBITDA	23,222	7,690	202%
Adjusted EBITDA Margin	29.6%	17.6%	12.1	p.p

1 – Non-accounting measure calculated by the Company. The Company presents Adjusted EBITDA to provide additional information on cash generation in the period.

Production & Shipments

In 2021, Gerdau’s crude steel production came to 13.3 million tonnes, surpassing the volume produced in 2020. The Company focused on adapting production to its clients’ needs in the various geographies where it operates, with its culture guided by agility enabling it to keep growing after the pandemic first emerged, in 2020.

Its steel shipments came to 12.7 million tonnes, advancing 11% on 2020, with both the construction and industrial sectors in Brazil and the United States registering higher shipments. In special steel, shipments of heavy vehicles and the energy market in general partially offset the impact from the lower sales of light vehicles caused by the semiconductor crisis.

Operating Result

Net Sales

In 2021, net sales came to R$ 78.3 billion, up 79% from 2020, reflecting the global upcycle in commodity prices, as well as the higher volumes shipped. Another factor that contributed to the trend was the 5% depreciation in the Brazilian real against the U.S. dollar, which was reflected in our sales in the various geographies where we operate, especially in the North America BD, as well as in our exports from Brazil.

Cost of Goods Sold

In 2021, cost of goods sold increased 52% in comparison with 2020, to R$ 57.5 billion, driven by increases in the costs of key raw materials used by the Company, notably the 140% increase in iron ore prices and the 69% increase in scrap prices.

Selling, General & Administrative Expenses

Selling, general and administrative expenses corresponded to 2.7% of net sales in 2021. Over the last two years, the Company has been working to optimize its management of expenses and to reduce them as a ratio of revenue.

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EBITDA & EBITDA Margin

Breakdown of Consolidated EBITDA (R$ million)	2021	2020	∆
Net income	15,559	2,388	552%
Net financial result	750	1,698	-56%
Provision for income and social contribution taxes	4,714	1,108	325%
Depreciation and amortization	2,659	2,499	6%
EBITDA - Instruction CVM ¹	23,681	7,693	208%
Equity in earnings of unconsolidated companies	(563)	(153)	269%
Proportional EBITDA of associated companies and jointly controlled entities	1,302	555	134%
Losses due to non-recoverability of financial assets	(0)	64	-
Non recurring items	(1,199)	(471)	155%
Recovery of compulsory loans	(1,391)	-	-
Credit recovery / Provisions	(175)	(1,002)	-82%
Mexico corporate reorganization[4]	163	-	-
Special bonus to operators	204	-	-
Impairment of non-financial assets	-	412	-
Fixed cost impacts of plants without production	-	119	-
Adjusted EBITDA²	23,222	7,690	202%
Adjusted EBITDA Margin	29.6%	17.6%	12.1	p.p

CONCILIATION OF CONSOLIDATED EBITDA (R$ million)	2021	2020
EBITDA - Instruction CVM ¹	23,681	7,693
Depreciation and amortization	(2,659)	(2,499)
OPERATING INCOME BEFORE FINANCIAL RESULT AND TAXES³	21,023	5,194

1 – Non-accounting measure calculated in accordance with CVM Instruction 527.

2 – Non-accounting measure calculated by the Company. The Company presents Adjusted EBITDA to provide additional information on cash generation in the period.

3 - Accounting measure reported in the consolidated Income Statement.

4 – See footnote 3.4

Adjusted EBITDA amounted to R$ 23.2 billion in 2021, Gerdau’s highest EBITDA ever and 3.0 times higher than the result in 2020. Adjusted EBITDA margin was 29.6%, expanding 12.1 percentage points compared to 2020.

The result was made possible by the operational and strategic excellence of the Gerdau team, which positioned itself effectively and seized market opportunities. The agility in meeting demand, combined with operational improvements and controlling costs, proved critical in achieving this record level of EBITDA.

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EBITDA (R$ million) & EBITDA Margin

Financial Result & Net Income

CONSOLIDATED (R$ million)	2021	2020	∆
Income before financial income expenses and taxes¹	21,023	5,194	305%
Financial Result	(750)	(1,698)	-56%
Financial income	249	194	28%
Financial expenses	(1,433)	(1,448)	-1%
Tax credit update	789	-	-
Exchange variation	(108)	(204)	-47%
Bond repurchase expenses	(265)	(239)	11%
Gains (losses) on financial instruments, net	18	(1)	-
Income before taxes¹	20,272	3,496	480%
Income and social contribution taxes	(4,714)	(1,108)	325%
Other lines	(4,670)	(857)	445%
Non recurring items	(43)	(251)	-83%
Consolidated Net Income ¹	15,559	2,388	552%
Non recurring items	(1,680)	20	-
Recovery of compulsory loans	(1,391)	-	-
Credit Recovery / Provisions	(964)	(1,002)	-4%
Mexico corporate reorganization	163	-	-
Special bonus to operators	204	-	-
Bond repurchase expenses	265	239	11%
Fixed costs Impacts of plants without production	-	119	-
Impairment of non-financial assets	-	412	-
Income tax and social contribution on extraordinary items	43	251	-83%
Consolidated Adjusted Net Income²	13,879	2,408	476%

1 - Accounting measure disclosed in the consolidated Income Statement.

2 - Non-accounting measure calculated by the Company to show net profit adjusted by non-recurring events that influenced the result.

In 2021, the Net Financial Result improved 56% in relation to 2020, while financial expenses remained practically stable, even with the 7% appreciation in the U.S. dollar between end-2020 and end-2021. The result was made possible by the Company's liability management strategy, which has proven effective in reducing its exposure to foreign-denominated debt.

Net income, adjusted by non-recurring effects, came to R$ 13.9 billion in 2021, an all-time high that was made possible by the favorable scenario for the Company combined with its operating efficiency, which supported EBITDA growth in the period.

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Dividends

In 2021, Gerdau S.A. allocated R$ 5.4 billion (R$ 3.14 per share) to the distribution of dividends. The table below shows the distribution by quarter:

Period	Dividends/Interests (R$ million)	Per share (R$)	Date of payment
1Q21	682	0.40	05/26/2021
2Q21	921	0.54	08/26/2021
3Q21	3,411	2.00	11/16/2021
4Q21	341	0.20	03/16/2022
Total	5,355	3.14

Management continues to believe that the best way to increase absolute dividends is through strong cash generation, which it has been delivering, enabling it to maintain its policy of distributing at least 30% of adjusted net income. The amount paid in 2021 set an all-time high for distributions in a year, reaching 37.3% of adjusted net income income after all allocations to reserves required by the Bylaws.

Working Capital & Cash Conversion Cycle

The cash conversion cycle (working capital divided by daily net sales in the quarter) went from 49 days in December 2020 to 60 days in December 2021, with 2021 a year marked by the normalization of inventories and rebuilding of working capital, with more freed up at the end of the year.

Working Capital (R$ million) & Cash Conversion Cycle (days)

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Financial Liabilities

DEBT BREAKDOWN (R$ Million)	12.21.2021	12.31.2020
Short Term	1,767	1,432
Long Term	12,273	16,084
Gross Debt	14,040	17,516
Cash, cash equivalents and short-term investments	6,787	7,658
Net Debt	7,253	9,858

On December 31, 2021, 13% of gross debt was due in the short term while 87% was concentrated in the long term. Meanwhile, the consolidated exposure of gross debt was 78% in U.S. dollar, 21% in Brazilian real and 1% in other currencies.

The reduction in net debt was mainly influenced by the strong generation of operating cash from our operations.

On December 31, 2021, 52% of cash was pegged to the U.S. dollar.

The evolution in key debt indicators is shown below:

Indicators	12.31.2021		12.31.2020
Gross debt / Total capitalization ¹	25%		36%
Net debt² (R$) / EBITDA ³ (R$)	0,30	x	1,25	x

1 - Total capitalization = shareholders' equity + gross debt – interest on debt.

2 – Net debt = gross debt – interest on debt – cash, cash equivalents and financial investments.

3 – Adjusted EBITDA in the last 12 months.

The net debt/EBITDA ratio in the last 12 months reached its lowest level ever, of 0.30x, a reduction of 0.95x compared to the end of December 2020. This result was made possible by the higher cash generation, which was supported by the good operational performance, the debt amortizations in the period and the effects from exchange variation on debt and cash.

Gross debt maturity schedule

(R$ billion)

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At the end of December 2021, the nominal weighted average cost of gross debt was 6.58%, or 9.78% for the portion denominated in Brazilian real, 5.85% plus exchange variation for the portion denominated in U.S. dollar contracted by companies in Brazil and 4.96% for the portion contracted by subsidiaries abroad. On December 31, 2021, the average gross debt term was 8.3 years, with the debt maturity schedule well balanced and well distributed over the coming years.

Investments

On February 24, 2021, the Company announced capex's projection for 2021 in the amount of R$ 3.5 billion. Disbursements made in 2021 totaled R$ 3.0 billion. With the worsening of the pandemic in the first half of 2021 and the difficulties caused by bottlenecks in some global supply chains, approximately R$ 500 million have not been disbursed and will be implemented in 2022.

Of the total capex, more than R$ 600 million represents investments in implementing technologies to improve the environmental control and performance of existing facilities, with these expenditures surpassing by 53% the amount invested in environmental improvements in 2020.

The environmental benefits obtained included:

•	Implementing and developing technologies for producing iron ore using the dry stacking of tailings method, a project that reduces the use of natural resources, such as water and energy, and decreases operational risks.

•	Expanding the forest base, the area used for producing biomass, a source of renewable raw materials for making charcoal, which is used as a bioreducer in the production of pig iron. Planted forests are a source of renewable raw materials and contribute to reducing greenhouse gas emissions.

•	Modernizing equipment and environmental control processes, such as dedusting, wastewater treatment plant and shredder, which will minimize impacts and create opportunities in material topics, such as stakeholder relations, water and wastewater management and scrap recycling.

•	Technological improvements to ensure energy efficiency, conserve natural resources, minimize solid waste and reduce greenhouse gas emissions in blast furnace, mini mill, rolling mill and logistics processes.

On February 22, 2022, Gerdau S.A. approved its new investment plan in the amount of R$ 4.5 billion for 2022, which includes the amount postponed in 2021.

The investment plan is divided into two fronts: Maintenance and Expansion and Technological Updating.

Maintenance projects are associated with the concept of reinvestment of depreciation over the years to ensure the good functioning of plants.

Meanwhile, Expansion and Technological Updating projects are related to the growth, technological updating and modernization of the business divisions, with a focus on improving Environmental, Social and Governance (ESG) practices and sustainable development.

Of the total planned for 2022, investments that return environmental benefits will surpass R$ 800 million, which is 33% higher than the amount invested in 2021. These investments include expanding forest assets, updating and improving environmental controls, technological improvements that increase energy efficiency and reduce greenhouse gas emissions, as well as new projects in the approval phase.

Gerdau S.A. has been demonstrating its capacity to adapt to changing scenarios, and the expenditures in its investment plan will be directly related to the safety of our operations and to the pace of demand in our markets, as well as based on criteria involving the return on capital invested and the consequent cash generation.

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Restarting of some operations

In the second half of 2021, Gerdau restarted steel production operations at its unit in Araucária, Paraná, given the positive scenario for steel demand in Brazil, especially from the construction, infrastructure and industrial sectors. The investment made in restarting the mill came to around R$ 55 million.

With annual production capacity of 420,000 tonnes of crude steel, the unit, which had been in hibernation since 2014, is ramping up its production gradually, adjusting volumes to the pace of demand in the domestic market. With the resumption of operations, the unit has created about 300 new direct and indirect jobs.

In addition, operations resumed at Rolling Mill 1 at the Cosigua plant and the Mogi das Cruzes mill, while production volume was increased at the Caucaia mill.

Free Cash Flow

Free cash flow was positive R$ 9.6 billion in 2021, reflecting the combination of record-high EBITDA growth and disciplined capital allocation.

Free Cash Flow (R$ million)

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PERFORMANCE BY BUSINESS DIVISION (BD)

The information in this report is divided into four Business Divisions (BD) in accordance with Gerdau’s corporate governance, as follows:

•	Brazil BD (Brazil Business Division) – includes the operations in Brazil (except special steel) and the iron ore operation in Brazil;

•	North America BD (North America Business Division) – includes all operations in North America (Canada, United States and Mexico), except special steel, as well as the jointly controlled company in Mexico;

•	South America BD (South America Business Division) – includes all operations in South America (Argentina, Peru, Uruguay and Venezuela), except the operations in Brazil, and the jointly controlled companies in the Dominican Republic and Colombia;

•	Special Steel BD (Special Steel Business Division) – includes the special steel operations in Brazil and the United States, as well as the jointly controlled company in Brazil.

BRAZIL BD

BRAZIL BD	2021	2020	∆
Volumes (1,000 tonnes)
Production of crude steel	6,051	5,492	10%
Shipments of steel	5,755	5,219	10%
Domestic Market	5,042	4,394	15%
Exports	714	825	-13%
Shipments of long steel	4,057	3,671	11%
Domestic Market	3,422	2,939	16%
Exports	635	733	-13%
Shipments of flat steel	1,698	1,548	10%
Domestic Market	1,620	1,455	11%
Exports	79	92	-15%
Results (R$ million)
Net Sales¹	34,758	17,753	96%
Domestic Market	31,825	15,725	102%
Exports	2,933	2,028	45%
Cost of Goods Sold	-22,496	-14,180	59%
Gross profit	12,262	3,573	243%
Gross margin (%)	35.3%	20.1%	15.2	p.p
Adjusted EBITDA²	12,972	4,178	211%
Adjusted EBITDA Margin (%)	37.3%	23.5%	13.8	p.p

1 – Includes iron ore sales.

2 – Non-accounting measure calculated by the Company. The Company presents Adjusted EBITDA to provide additional information on cash generation in the period.

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Brazilian steel market

In 2021, shipments to the industrial sector registered good performances in the agriculture, energy, machinery and highway equipment, capital goods and yellow line segments, which benefited from demand in the domestic market, the location of the supplier base and opportunities in the export market given foreign exchange rates. Meanwhile, the infrastructure segment presented a positive scenario, supported by light rail vehicle (LRV) projects in Salvador, the privatization of highways, basic sanitation and wind power infrastructure. For example, in 2021, construction began on 20 photovoltaic yards that represent 3 gigawatts of solar power and use our entire product line.

Note that at end-2021, the Construction Industry Confidence Index (FGV) reached 96.7 points, up from 95.3 points in November. In addition to the construction industry, the prospects for infrastructure investments also are positive. According to data from the Brazilian Association of Infrastructure and Base Manufacturers (ABDIB), projections point to investment of around R$ 132 billion in 2022 (up 4.5% from the estimate for 2021). According to the National Association of Construction Material Dealers (ANAMACO) and JS+, the construction material retailers segment is expected to grow by around 2% in 2022.

Production & Shipments

Crude steel production at the Brazil BD grew 10% in 2021 compared to 2020, with shipments accompanying this performance. Given the strong demand observed in the Brazilian market, the Company directed 88% of its shipments to the domestic market, which is 4 percentage points higher than in 2020, while only 12% was directed to the international market.

In 2021, 1,106,000 tonnes of iron ore were sold to third parties and 2,596,000 tonnes were consumed internally.

Operating Result

Net sales grew 96%, practically twice the net sales reported in 2020. As mentioned above, the result was due to higher shipments to the domestic market and better prices, which increased sales per ton sold.

In 2021, cost of goods sold increased 59% compared to 2020, reflecting the sharp rise in raw material costs, such as the price increases of 140% in iron ore and 83% in scrap.

Gross profit and gross margin registered significant increases in relation to 2020. This excellent performance is explained by the improvement in profitability, with the increase in sales per tonne outpacing the increase in cost of goods sold per tonne.

In 3Q21, the Company recognized a gain in income and assets of approximately R$ 1.5 billion, gross of taxes, related to the reimbursement of losses incurred from the Eletrobras Compulsory Loan (ECE). Given the nonrecurring nature of said items, the Company presented EBITDA and Net Income on an adjusted basis. The amount was incorporated into the Company’s cash during 4Q21.

The Brazil BD delivered EBITDA of R$ 12.9 billion in 2021, a record high, with margin of 37.2%. The result reflects the performance of the domestic market, which accounted for 88% of shipments in the period.

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NORTH AMERICA BD

NORTH AMERICA BD	2021	2020	∆
Volumes (1,000 tonnes)
Production of crude steel	4,998	4,706	6%
Shipments of steel	4,451	4,334	3%
Results (R$ million)
Net Sales	27,838	17,458	59%
Cost of Goods Sold	(22,417)	(16,213)	38%
Gross profit	5,421	1,246	335%
Gross margin (%)	19.5%	7.1%	12.3	p.p.
EBITDA	6,249	1,866	235%
EBITDA margin (%)	22.4%	10.7%	11.8	p.p.

1 – Non-accounting measure calculated by the Company. The Company presents Adjusted EBITDA to provide additional information on cash generation in the period.

North American steel market

Demand from the non-residential construction and industrial sectors remained at strong levels. Total investments in construction (CPIP) grew by 10.6% in 2021, to US$ 1.6 trillion. Note that the leading indicator for non-residential construction (ABI) recovered to strong expansion territory, reaching 52 points in December 2021. The industrial sector also remained strong, as shown by the Institute for Supply Management (ISM) index, which reached 59 points in December 2021 (near the 10-year record).

Production & Shipments

Steel production in 2021 increased in relation to 2020, while volumes shipped grew 3%, driven by strong demand from the construction and industrial sectors.

Operating Result

In 2021, net sales in the North America BD increased 59% compared to 2020, mainly due to the substantial variation in the metals spread and the 5% appreciation in the average U.S. dollar against Brazilian real in the period.

Cost of goods sold increased in 2021 compared to 2020, due to the 65% increase in the scrap price.

Gross profit and gross margin surged in 2Q21 compared to 2020, since the increase in sales per tonne sold outpaced the increase in cost per tonne sold.

EBITDA in 2021 set a record high, of R$ 6.2 billion, with EBITDA margin of 22%, driven by the volume of shipments, the metals spread and management’s focus on effectiveness and efficiency.

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SOUTH AMERICA BD

SOUTH AMERICA BD	2021	2020	∆
Volumes (1,000 tonnes)
Production of crude steel	591	574	3%
Shipments of steel	1,255	962	30%
Results (R$ million)
Net Sales	6,857	3,831	79%
Cost of Goods Sold	(5,333)	(3,015)	77%
Gross profit	1,524	816	87%
Gross margin (%)	22.2%	21.3%	0.9	p.p
EBITDA	2,167	1,113	95%
EBITDA margin (%)	31.6%	29.1%	2.6	p.p

1 – Non-accounting measure calculated by the Company. The Company presents Adjusted EBITDA to provide additional information on cash generation in the period.

Production & Shipments

Steel production and shipments grew in 2021 compared to 2020, led by the good performance of the construction sector, which recovered to better levels in all countries of the division.

Operating Result

Net sales increased due to higher shipments and the effects from exchange variation. Cost of goods sold rose 77% from 2020, reflecting the 67% increase in the scrap price in the period.

Gross profit and gross margin increased in 2020 compared to 2021, since the increase in net sales per tonne sold surpassed the increase in costs per tonne sold in the period, result of higher international prices over 2021.

EBITDA and EBITDA margin in 2021 accompanied the evolution in gross profit and gross margin.

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SPECIAL STEEL BD

SPECIAL STEEL BD	2021	2020	∆
Volumes (1,000 tonnes)
Production of crude steel	1,654	1,422	16%
Shipments of steel	1,654	1,252	32%
Results (R$ million)
Net Sales	10,980	6,096	80%
Cost of Goods Sold	(9,427)	(5,795)	63%
Gross profit	1,553	302	415%
Gross margin (%)	14.1%	5.0%	9.2	p.p
EBITDA	1,983	675	194%
EBITDA margin (%)	18.1%	11.1%	7.0	p.p

1 – Non-accounting measure calculated by the Company. The Company presents Adjusted EBITDA to provide additional information on cash generation in the period.

Special steel market in Brazil and United States

In Brazil, the heavy vehicle segment in 2021 registered its best performance since 2012. According to ANFAVEA, heavy vehicle production grew 74.6%, driven by robust activity in the construction, agribusiness and machinery and equipment sectors.

In the United States and Canada, the oil and gas industry staged a recovery, with the so-called rig counts reaching 604 on average in 2021, compared to 523 in 2020.

Production & Shipments

Steel production and shipments increased in 2021, mainly due to the improvement in the heavy vehicle and oil and gas markets. In August 2021, the Mogi das Cruzes plant was reactivated due to the recovery in demand.

Operating Result

Net sales increased 80% in 2021 compared to 2020, reflecting the higher shipments in the period, especially for heavy vehicles, which consume 10 times more steel than light vehicles.

Cost of goods sold increased 63%, affected by the higher prices of the key raw materials used to make special steels. The scrap price increased by 45% in 2021 compared to 2020.

Gross profit and gross margin were higher than in 2020. Note that the capacity utilization rate, which stood at 42% in 2020, reached 61% in 2021.

EBITDA and EBITDA margin were higher as well, with the increase in sales per tonne surpassing the cost of goods sold per tonne.

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ENVIRONMENTAL, SOCIAL & GOVERNANCE (ESG) FACTORS

As a result of the Annual Shareholders Meeting, which was held 100% virtually, the Board of Directors is now composed of seven members, three of whom are independent.

At the Meeting, around 2,080 shareholders participated via Absentee Ballot. Of these, 427 voted in the separate election for the Board of Directors, which elected one representative of the non-controlling preferred shareholders.

Gerdau remained a component of the Carbon Efficient Index (ICO2) of the São Paulo Stock Exchange (B3) and of ESG indexes. We also intensified our work with consulting firms specializing in vote recommendations and ESG ratings.

The Company’s climate management initiatives received from the Carbon Disclosure Project (CDP) a score of B in the Climate Change module, which represents improvement from the previous cycle and is above the average score for South America and the industry. The CDP is a non-profit organization that manages an environmental information reporting platform to help investors, companies, cities, states and regions manage their environmental impacts, including on climate change.

In our Integrated Report 2020, published in May 2021, for the first time we correlated GRI indicators with those of the Sustainability Accounting Standards Board (SASB). In the Report of the Brazilian Code of Corporate Governance (ICVM 586), we maintained compliance with 67% of practices, which is above the average of publicly held companies.

As a subsequent event, on January 28, 2022, the Board of Directors of Gerdau S.A., after assessing the impacts of setting a target for reducing carbon emissions as well as the method and channels for reporting on progress and communicating other developments, based on studies presented and discussed with the Strategy and Sustainability Committee, approved: (i) a change in the target for reducing scope 1 and 2 carbon emissions, by 2031, from 0.93 t CO2e/t of steel (base year 2020) to 0.83 t CO2e/t of steel; and (ii) the ambition of becoming carbon neutral by 2050, which is a reality that will be achieved in accordance with the availability of disruptive technologies on an industrial scale and public policies enabling their implementation.

For more information on the target for reducing CO2 emissions, access the Material Fact notice issued by the Company.

To learn more about the ESG Action Plan, please see the Results Center, the Integrated Report and our Bylaws, Codes and Policies.

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INFORMATION ON THE PARENT COMPANY

Gerdau S.A. is a publicly traded corporation with registered office in the city of São Paulo. The Company is engaged in holding interests in other companies and producing and marketing steel products in the special steel segment.

Results

A substantial part of the results of Gerdau S.A. comes from investments in subsidiaries and associate companies. In fiscal year 2021, these investments generated equity income of R$ 13.7 billion. On December 31, 2020, the value of these investments generated equity income of R$ 4.1 billion.

In 2021, the Company sold 841,000 tonnes of steel products, which generated net sales of R$ 6 billion at a cost of goods sold of R$ 4.8 billion. Gross margin in the year stood at 19.6%.

In fiscal year 2021, the financial result (financial income, financial expenses, net exchange variation and losses from financial instruments) was negative R$ 1 billion, compared to negative R$ 2.3 billion in 2020. This variation in the financial result was mainly due to the effect from exchange variation on related-party debt (depreciation in the price of the Brazilian real against the U.S. dollar of 5% in 2021, compared to depreciation of 31% in 2020).

Gerdau S.A. recorded net income of R$ 15.6 billion in 2021, which corresponds to R$ 9.36 per share outstanding, compared to net income of R$ 2.4 billion in 2020, which corresponds to R$ 1.39 per share outstanding. The result is primarily explained by the performance of operating result, which was supported by the favorable scenario combined with management’s efficiency during the year.

On December 31, 2021, the shareholders’ equity of the Company amounted to R$ 42.6 billion, representing book value of R$ 24.98 per share.

Net debt (loans and financing, plus debentures, less cash, cash equivalents and financial investments) plus related-party debt amounted to R$ 8.8 billion on December 31, 2021 and R$ 8.6 billion on December 31, 2020. The increase was due to the effects from exchange variation on the debt of Gerdau S.A.

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RELATIONSHIP WITH INDEPENDENT AUDITOR

The Company’s policy for hiring any services from the independent auditor unrelated to external audit is based on the principles that preserve the independence of the auditor, namely: (a) auditors must not audit their own work; (b) auditors may not hold management positions at their clients; and (c) auditors must not promote the interests of their clients.

Audit fees refer to professional services rendered in the audit of the Company's consolidated financial statements, quarterly reviews of the Company's consolidated financial statements, corporate audits and interim reviews of certain subsidiaries, in accordance with applicable legislation. Audit fees comprise due diligence services commonly performed by the external auditors in the event of an acquisition and advisory services on accounting standards and transactions. All fees unrelated to audit services refer primarily to services rendered to the Company's subsidiaries abroad to comply with tax requirements.

In compliance with CVM Instruction 381/2003, Gerdau S.A. informs that KPMG Auditores Independentes, the Company’s independent auditor, did not render any services other than those related to the external audit that represented more than five percent (5%) of all audit fees during fiscal year 2021.

ACKNOWLEDGMENTS

Lastly, the Company thanks its clients, shareholders, suppliers, financial institutions, government agencies and all other stakeholders for their important support, and especially our team of employees for their hard work and dedication.

DECLARATION OF THE OFFICERS

In accordance with article 25 of CVM Instruction 480 of December 7, 2009, the Board of Executive Officers declares that it has reviewed, discussed and is in agreement with the Financial Statements for the fiscal year ended December 31, 2021 and with the opinions expressed in the Independent Auditor’s report on the Financial Statements, issued on this date.

São Paulo, February 22, 2022

THE MANAGEMENT

This document contains forward-looking statements. These statements are based on estimates, information or methods that may be incorrect or inaccurate and that may not occur. These estimates are also subject to risks, uncertainties and assumptions that include, among other factors: general economic, political and commercial conditions in Brazil and in the markets where we operate, as well as existing and future government regulations. Potential investors are cautioned that these forward-looking statements do not constitute guarantees of future performance, given that they involve risks and uncertainties. Gerdau does not undertake and expressly waives any obligation to update any of these forward-looking statements, which are valid only on the date on which they were made.

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